Form 51-102F1

37 CAPITAL INC.

Management’s Discussion & Analysis

Condensed Interim Financial Statements for the

Nine months ended September 30, 2022

The following discussion and analysis of the financial condition and financial position and results of operations of 37 Capital Inc. (the “Company” or “37 Capital”) should be read in conjunction with the condensed interim unaudited financial statements for the nine months ended September 30, 2022 and 2021 and the notes thereto, and the audited financial statements and notes thereto for the years ended December 31, 2021 and 2020. The condensed interim unaudited financial statements and the notes thereto for the nine months ended September 30, 2022 and 2021 have not been reviewed by the Company’s auditors.

The condensed interim unaudited financial statements, including comparatives, have been prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s condensed interim unaudited financial statements are expressed in Canadian (CDN) Dollars which is the Company’s functional currency. All amounts in this MD&A are in CDN dollars unless otherwise stated.

The following information is prepared as at November 15, 2022.

Forward-Looking Statements

Certain statements contained herein are “forward-looking” and are based on the opinions and estimates of management, or on opinions and estimates provided to and accepted by management. Forward-looking statements may include, among others, statements regarding future plans, costs, projections, objectives, economic performance, or the assumptions underlying any of the foregoing. In this MD&A, words such as “may”, “would”, “could”, “will”, “likely”, “seek”, “project”, “predict”, “potential”, “should”, “might”, “hopeful”, “objective”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “optimistic” and similar words are used to identify forward-looking statements. Forward-looking statements are subject to a variety of significant risks and uncertainties and other factors that could cause actual events or results to differ materially from those expressed or implied. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, projections and estimations, there can be no assurance that these assumptions, projections or estimations are accurate. Readers, shareholders and investors are therefore cautioned not to place reliance on any forward-looking statements in this MD&A as the plans, assumptions, intentions, estimations, projections, expectations or factors upon which they are based might vary or might not occur. The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and are subject to change after such date. The Company undertakes no obligation to update or revise any forward-looking statements, except in accordance with applicable securities laws.

Description of Business

The Company is a junior mineral exploration company.

The Company was incorporated on August 24, 1984 in British Columbia, Canada. The principal business of the Company is the acquisition, exploration and, if warranted, the development of natural resource prospects.

37 Capital is a reporting issuer in the Provinces of British Columbia, Alberta, Quebec and Ontario and files all public documents on www.Sedar.com .. The Company is a foreign private issuer in the United States of America and in this respect files, on EDGAR, its Annual Report on Form 20-F and other reports on Form 6K. The following link, http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=825171 will give you direct access to the Company’s filings with the United States Securities and Exchange Commission (“U.S. SEC”).

Effective June 15, 2021, the Company consolidated its capital stock on the basis of 5 pre-consolidation common shares to 1 post-consolidation common share. The Cusip number of the Company’s common shares is 88429G201. All the figures as to the number of common shares, stock options, warrants, prices of issued shares, exercise prices of stock options and warrants, as well as loss per share, in the Company’s condensed interim unaudited financial statements and in this Management Discussion and Analysis are post-consolidation amounts and the prior year comparatives have been retroactively restated to present the post-consolidation amounts.

 In Canada, the common shares of the Company trade on the Canadian Securities Exchange (CSE) under the symbol “JJJ.X”, and in the USA, the Company's common shares trade on the OTC Pink tier of the OTC markets under the trading symbol “HHHEF”. The Company’s office is located at 303 – 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1 and its registered office is located at Suite 3200 - 650 West Georgia Street, Vancouver BC V6B 4P7. The Company’s registrar and transfer agent is Computershare Investor Services Inc. located at 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9. The Company’s Auditors are Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, 1500-1140 W. Pender St., Vancouver, BC V6E 4G1. The telefax number is (604) 689-2778.

Pursuant to the policies of the CSE, the Company has been deemed to be inactive, and as a result, the Company’s current trading symbol is “JJJ.X”.

Results of Operations

For the nine months ended September 30, 2022:

•	The Company’s operating expenses were $67,580 as compared to $74,920 for the corresponding period in 2021.
•	The Company recorded a net loss and comprehensive loss of $67,580 as compared to a net loss and comprehensive loss of $74,920 during the corresponding period in 2021.
•	The basic and diluted loss per common share was $0.01 as compared to a basic and diluted loss of $ 0.02 during the corresponding period in 2021.
•	The Company’s total assets were $43,237 as compared to total assets of $43,770 during the corresponding period in 2021 (December 31, 2021: $2,113).
•	The Company’s total liabilities were $795,023 as compared to total liabilities of $656,255 during the corresponding period in 2021 (December 31, 2021: $697,319).
•	The Company had a working capital deficiency of $794,004 as compared to a working capital deficiency of $652,487 during the corresponding period in 2021 (December 31, 2021: working capital deficiency of $695,206).

The Company is presently not a party to any legal proceedings whatsoever.

Effective as of May 1, 2021, Fred A.C. Tejada resigned from the Board of Directors of the Company, and effective as of May 25, 2021, Bedo H. Kalpakian was appointed as a director of the Company.

At the Company’s Annual General Meeting, which was held on December 3, 2021, the Company’s shareholders passed all the resolutions presented including the re-election of Jake H. Kalpakian, Gregory T. McFarlane, Neil Spellman and Bedo H. Kalpakian as Directors of the Company; re-appointed the Company’s Auditor, Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants for the ensuing year and authorized the Directors to fix the remuneration to be paid to the Auditor; and re-approved the Company’s Stock Option Plan.

During 2019 the Company had intended to issue up to 800,000 flow-through units of the Company at a price of $0.25 per unit for gross proceeds to the Company of $200,000 in order to use the proceeds of this financing towards mineral exploration work expenditures located in the Province of British Columbia. However, due to the Covid-19 pandemic the Company was able to raise only the amount of $20,000 for which the Company has issued 80,000 flow-through units of the Company. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. All securities issued in connection with this financing were subject to a hold period which expired on May 16, 2021.

On August 8, 2022, the Company announced that it intended to offer a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $400,000 by issuing up to 10,000,000 units of the securities of the Company at the price of $0.04 per unit. During August and October 2022 the Company closed the private placement financing in three tranches by the issuance in aggregate of 1,200,000 non-flow through units of the Company at $0.04 per unit for total gross proceeds of $48,000. Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.05 per common share for a period of five years. All securities that have been issued are subject to four months and one day hold period.

In addition, on August 8, 2022, the Company announced that it intended to offer a non-brokered private placement financing for gross proceeds of up to $100,000 by issuing up to 2,500,000 flow-through units of the Company at a price of $0.04 per unit (the “ Proposed Flow-Through Financing”). However, the Company was unable to close the Proposed Flow-Through Financing for up to $100,000.

Mineral Properties

1.  Extra High Claims

Previously the Company held a 33% interest in the Extra High Claims which are located in the Kamloops Mining Division of the Province of British Columbia (“Extra High Property”).

During the year ended December 31, 2021, the Company recorded an impairment loss of $25,001 relating to the Extra High Property.

On October 31, 2019, as amended on November 4, 2019, the Company entered into a Property Purchase Agreement with Colt Resources Inc. (“Colt”) whereby the Company purchased Colt’s 67% right, interest and title in and to the Extra High Property for a cash consideration of $100,000 of which $25,000 was paid on the closing date of the Property Purchase Agreement and the balance i.e. $75,000 was payable after eighteen months. Additionally, the Company was obligated to pay Colt a 0.5% NSR from commercial production which could have been purchased by the Company at any time by making a payment of $500,000. Pursuant to the Company’s offer letter to Colt dated July 6, 2022 which was accepted by Colt, the Company has made a cash payment of $15,000 and, has issued 50,000 common shares in the capital of the Company to Colt as consideration for the full and final settlement of all matters between the Company and Colt in respect to the Extra High Property. The 50,000 common shares in the capital of the Company are subject to a hold period from trading which expires on December 10, 2022. As at the date of this MD&A, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

The Company withdrew from its PAC account with the Mineral Titles Office of the Province of British Columbia credits totaling $ 51,920.64 to extend the expiry date of the Extra High Property until December 25, 2021. Subsequently, the Company requested to extend the expiry date of the claims covering the Extra High Property which was accepted on December 1, 2021 by the Deputy Chief Gold Commissioner of the Government of British Columbia. As such, the expiry date of the Company’s Extra High mineral claims was extended up to July 31, 2022. During the nine months ended September 30, 2022, the Company incurred $24,718 to extend the expiry date of the Extra High minerals claims to December 25, 2022.

As of the date of this MD&A, the Company owns a 100% undivided right, interest and title in and to the Extra High Property.

The Extra High Property is subject to a 1.5% Net Smelter Returns Royalty (“NSR”) payable to a third party, 50% of which, or 0.75%, can be purchased by the Company at any time by paying $500,000.

2. Ontario Mineral Leases (Lithium)

During the year ended December 31, 2008, the Company sold all of its Ontario Mineral Leases (Lithium). In the event that at a future date the Ontario Mineral Leases (Lithium) are placed into commercial production, then the Company is entitled to receive a 0.5% gross receipts royalty after nine months from the date of commencement of commercial production from the Ontario Mineral Leases (Lithium).

 3. Acacia Property

On September 30, 2019, the Company entered into a property option agreement (the “Option Agreement”) with Eagle Plains Resources ltd. (“Eagle Plains”) to acquire a 60% interest in the Acacia Property (“Acacia Property”) in Adams Plateau Area of the Province of British Columbia. The following was required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plains upon receipt of the current Acacia Property NI 43-101 Technical Report;
•	Incur a total of $100,000 in property related expenditures on or before the first anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $100,000 in property related expenditures on or before the second anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $300,000 in property related expenditures on or before the third anniversary of the Option Agreement;
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $750,000 in property related expenditures on or before the fourth anniversary of the Option Agreement; and
•	Issuance of 10,000 common shares to Eagle Plains and incur a total of $1,250,000 in property related expenditures on or before the fifth anniversary of the Option Agreement.

Within a period of 30 days after each annual anniversary of the Option Agreement, the Company was required to decide whether or not it wishes to continue with the Option Agreement.

On October 15, 2020, the Company entered into an amendment agreement to the Option Agreement with Eagle Plains as the Company was not able to incur the required amount of $100,000 in property related expenditure during the 1st Anniversary. The following are the amendments which were required to exercise the option:

•	Issuance of 20,000 common shares (issued) to Eagle Plans.
•	Commitment to incur $200,000 in property related expenditures during the 2nd period of the agreement.

During November 2021, by mutual consent, the Company and Eagle Plains terminated the Option Agreement dated September 30, 2019 and the Amendment Agreement to the Option Agreement dated October 15, 2020. Accordingly, the Company recorded an impairment loss of $15,000 at year-end December 31, 2021.

Investment

In April 2013, the Company entered into a purchase and sale agreement with a Mexican gaming company, whereby the Company agreed to purchase a royalty revenue stream of an amount the greater of 10% of the net profits or 5% of the gross revenues of the Mexican land-based casino for a purchase price of $800,000. As at December 31, 2014, the Company assessed the fair value of the investment and recorded impairment of $799,999 on the investment due to nominal royalty payments received up to that date. On December 31, 2021, the Company received confirmation that the purchase and sale agreement with the Mexican gaming company has been terminated and is of no further effect. Accordingly, the Company recorded an impairment loss of $1 during the year ended December 31, 2021.

Thrid Quarter (September 30, 2022)

During the three months [third quarter] period ended September 30, 2022:

•	The Company had a net loss and comprehensive loss of $20,694 or $0.00 per share as compared a net loss and comprehensive loss of $24,056 or $0.01 per share during the same three month [third quarter] period ended September 30, 2021.
•	The Company’s Operating costs were $20,694 as compared operating costs of $24,056 for the same three month [third quarter] period ended September 30, 2021.

Summary of Quarterly Results

For the Quarterly Periods ended:	September 30, 2022	June 30, 2022	March 31, 2022	December 31, 2021
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(20,694)	(24,768)	(22,118)	(969,942)
Loss per share	(0.00)	(0.01)	(0.00)	(0.22)

For the Quarterly Periods ended:	September 30, 2021	June 30, 2021	March 31, 2021	December 31, 2020
Total Revenues	0	0	0	0
Net loss and comprehensive loss	(24,056)	(30,952)	(19,913)	(45,030)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)

The Company’s business is not of a seasonal nature.

Risks related to our Business

The Company, and the securities of the Company, should be considered a highly speculative investment. The following risk factors should be given special consideration when evaluating an investment in any of the Company's securities:

•	The Company does not anticipate to generate any revenue in the foreseeable future. In the event that the Company generates any revenues in the future, then the Company intends to retain its earnings in order to finance growth.
•	There are a number of outstanding securities and agreements pursuant to which common shares of the Company may be issued in the future. This will result in further dilution to the Company's shareholders.
•	Governmental regulations, including those regulations governing the protection of the environment, taxes, labour standards, occupational health, waste disposal, mine safety and other matters, could have an adverse impact on the Company.
•	Trading in the common shares of the Company may be halted or suspended or may be subject to cease trade orders at any time and for any reason, including, but not limited to, the failure by the Company to submit documents to the Regulatory Authorities within the required time periods.
•	The exploration of mineral properties involves significant risks which even experience, knowledge and careful evaluation may not be able to avoid. The prices of metals have fluctuated widely, particularly in recent years as it is affected by numerous factors which are beyond the Company’s control including international, economic and political trends, expectations of inflation or deflation, currency exchange fluctuations, interest rate fluctuations, global or regional consumptive patterns, speculative activities and increased production due to new extraction methods. The effect of these factors on the price of metals, and therefore the economic viability of the Company’s interest in its mineral exploration property cannot be accurately predicted. Furthermore, changing conditions in the financial markets, and Canadian Income Tax legislation may have a direct adverse impact on the Company’s ability to raise funds for its interest in the Extra High mineral exploration property. A drop in the availability of equity financings will likely impede spending on mineral properties which can affect the Company.
•	The Company has outstanding debts, has working capital deficiency, has no revenues, has incurred operating losses, and has no assurances whatsoever that sufficient funding can be available for the Company to continue its operations uninterruptedly.
•	In respect to the Company’s investment in the Mexican gaming company, the Company has determined that it will not recover its investment in the non-mining related project located in Mexico. Consequently, the Company has written off its investment in the Mexican gaming company
•	The market price of the Company’s common shares has experienced considerable volatility and may continue to fluctuate in the future. Furthermore, there is a limited trading market for the Company’s common shares and as such, the ability of investors to sell their shares cannot be assured.
•	In March 2020, the World Health Organization declared a global pandemic related to the coronavirus known as COVID-19. The expected impacts on global commerce are anticipated to be far reaching. To date there have been significant wide-spread adverse financial impact globally, and the movement of people and goods has become restricted. As the Company has no material operating income or cash flows, it is reliant on additional financing to fund its ongoing operations. An extended disruption may affect the Company’s ability to obtain additional financing. As such, the Company may not be able to raise the required funds and may not be able to conduct exploration works on its Extra High mineral property. The impact on the Company is not yet determinable; however, the Company’s financial position, results of operations and cash flows in future periods may be materially affected. In particular, there may be heightened risk of asset impairment and liquidity thus creating further going concern uncertainty.

Liquidity and Capital Resources

The Company has incurred operating losses over the past three fiscal years, has limited resources, and does not have any source of operating cash flow.

During 2022, the Company shall require at least $400,000 to conduct its operations uninterruptedly. In order to meet this requirement, the Company intends to seek equity and/or debt financings through private placements and/or public offerings and/or loans. In the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company’s intention to pursue these methods for future funding of the Company.

As at September 30, 2022:

•	the Company’s total assets were $ 43,237 as compared to $43,770 for the corresponding period in 2021 (December 31, 2021: $2,113).
•	the Company’s total liabilities were $795,023 as compared to $656,255 for the corresponding period in 2021 (December 31, 2021: $697,319).
•	the Company had $nil in cash as compared to $2,182 in cash for the corresponding period in 2021 (December 31, 2021: $1,611).
•	the Company had GST/HST receivable in the amount of $1,019 as compared to $1,586 for corresponding period in 2021 (December 31, 2021: $502).

Shares for Debt Financing

Pursuant to debt settlement agreements dated December 11, 2020 totaling the amount of $739,351.50 between the Company and certain creditors, on January 25, 2021, the Company issued 2,957,406 common shares of the Company (the “Debt Settlement Shares of the Company”) at a price of $0.25 per common share in settlement of debts totaling the amount of $739,351.50 to certain creditors, including to a related party and a director and officer of the Company. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021. The fair value of the 2,957,406 common shares was $1,626,573. As a result, the Company recorded a loss on debt settlement of $887,222 during the year ended December 31, 2021.

Private Placement Financings

i) During September and October 2022, the Company issued in aggregate 1,200,000 non flow-through units of the Company. Each non flow-through unit consists of one common share and one hare purchase warrant to acquire one common share of the Company at a price of $0.05 for a period of five years. All securities issued in connection with this financing are subject to four months and one day hold period.

ii) On January 15, 2021, the Company issued 80,000 flow-through units of the Company. Each flow-through unit consists of one flow-through common share of the Company and one non-flow-through share purchase warrant to acquire one non-flow-through common share of the Company at a price of $0.50 for a period of two years. All securities issued in connection with this financing were subject to a hold period which expired on May 16, 2021.

Loan Payable

The Company had borrowed the sum of $103,924 from an arm’s length party to pay certain amounts that were owed by the Company to some of its creditors. The borrowed amount of $103,924 was non-interest bearing, unsecured and was payable on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the arm’s length party, on January 25, 2021 the Company issued a total of 415,697 common shares of the Company with a fair value of $0.55 per shares in full settlement of the debt (the “Debt Settlement Shares of the Company”). The Company recognized a loss of $124,709 during the year ended December 31, 2021. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

During May 2021, an arm’s length party has lent the Issuer the amount of $50,000. As of September 30, 2022, the loan is outstanding and has accrued interest in the amount of $6,713.

During July 2022, an arm’s length party has lent the Company the amount of $15,000. As of September 30, 2022, the loan of $6,500 is outstanding and has accrued interest in the amount of $219. Subsequent to the nine months ended September 30, 2022, the Company repaid the remaining loan in the amount of $6,500 plus $274 in accrued interest to the arm’s length party. In addition during October 2022, the Company repaid the loan in the amount of $22,218 plus $268 of accrued interest to a non-arm’s length party.

Refundable Subscription

During the twelve months ended December 31, 2016, the Company cancelled subscription agreements of a non-brokered private placement financing totaling $45,000 and the Company refunded $35,000. As of December 31, 2020, the remaining $10,000 was still owing and was due on demand. Pursuant to a debt settlement agreement dated December 11, 2020 with the Company and the arm’s length party, on January 25, 2021 the Company issued a total of 40,000 common shares of the Company with a fair value of $0.55 per share in full settlement of the $10,000 refundable subscription (the “Debt Settlement Shares of the Company”). A loss of $12,000 was recognized by the Company during the year ended December 31, 2021. The Debt Settlement Shares of the Company were subject to a hold period which expired on May 26, 2021.

Convertible Debentures Financing 2015

On January 6, 2015, the Company closed a convertible debenture financing with two directors of the Company for the amount of $250,000. The convertible debentures matured on January 6, 2016, and bear interest at the rate of 12% per annum payable on a quarterly basis. The convertible debentures are convertible into common shares of the Company at a conversion price of $1.50 per share. The liability component of the convertible debentures was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 25%. On the initial recognition of the convertible debentures, the amount of $222,006 was recorded under convertible debentures and the amount of $27,994 has been recorded under the equity portion of convertible debenture reserve.

On October 29, 2021 the Company entered into an Addendum to the convertible debentures whereby the maturity date of the principal amount totaling $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and the Lenders has been reached.

As at September 30, 2022, the Company recorded interest expense of $22,500 (December 31, 2021 - $30,000) (December 31, 2020 - $30,000). As of September 30, 2022, $250,000 of the convertible debentures are outstanding plus the accrued interest of $232,089 (December 31, 2021 - $209,589).

Convertible Debentures Financing 2013

During the year ended December 31, 2013, the Company issued several convertible debentures for a total amount of $975,000 to several arm’s length parties. The convertible debentures had a maturity date of 18 months from the date of closing, and bore interest at the rate of 15% per annum payable on a quarterly basis. The liability component of the convertible debenture was recognized initially at the fair value of a similar liability with no equity conversion option, which was calculated based on the application of a market interest rate of 20%. The difference between the $975,000 face value of the debentures and the fair value of the liability component was recognized in equity. On the initial recognition of the convertible debentures, the amount of $913,072 has been recorded under convertible debentures and the amount of $61,928 has been recorded under the equity portion of convertible debentures.

As at September 30, 2022, the Company recorded interest expense of $Nil (December 31, 2021 - $Nil). Pursuant to debt settlement agreements dated December 11, 2020 in respect to the convertible debentures 2013, on January 25, 2021 the Company issued an aggregate of 833,409 common shares of the Company with a fair value of $0.55 per share in settlement of the outstanding convertible debentures 2013 totaling $100,000 plus accrued interest. The Company recognized a loss of $250,023 during the year ended December 31, 2021. The common shares issued were subject to a hold period which expired on May 26, 2021.

 Warrants

As at September 30, 2022, a total of 1,194,997 warrants with a weighted average exercise price of $0.48 per warrant share were outstanding. Subsequent to the nine months ended September 30, 2022, a total of 864,997 warrants exercisable at $0.60 per share expired unexercised and a total of 950,000 warrants exercisable at $0.05 per share have been issued. As of the date of this MD&A, there are a total of 1,280,000 warrants outstanding.

While there are no assurances whatsoever that any warrants may be exercised, however if any warrants are exercised in the future, then any funds received by the Company from the exercising of warrants shall be used for general working capital purposes.

Stock Options

The Company’s 2015 Stock Option Plan provides that the Board of Directors of the Company may grant to directors, officers, employees and consultants of the Company options to acquire up to 20% of the issued and outstanding common shares of the Company calculated from time to time on a rolling basis. The terms of the options are determined at the date of grant.

As at September 30, 2022, there were no outstanding stock options (December 31, 2021 – Nil).

As of the date of this MD&A there are no outstanding stock options.

Significant Accounting Policies

The condensed interim financial statements for the nine months ended September 30, 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretation Committee (“IFRIC”).

The condensed interim financial statements were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements.

The Significant Accounting Policies are detailed in Note 4 of the Company’s condensed interim financial statements for the nine months ended September 30, 2022.

On transition to IFRS 16, the Company did not recognize any lease assets or liabilities as its operating leases had a remaining term of less than 12 months from the date of initial application.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Trends

During the last several years commodity prices have fluctuated significantly, and should this trend continue or should commodity prices remain at current levels, then companies such as 37 Capital will have difficulty in raising funds and/or acquiring mineral properties of merit at reasonable prices.

Related Party Transactions

The Company shares office space and certain employees with Jackpot, a company related by certain common key management personnel.

The Company has an office lease agreement with Jackpot which has been extended until March 31, 2023. Under the agreement, the Company is entitled to have office space from Jackpot at a monthly rate of $1,000 plus applicable taxes. Furthermore, Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

The Company has an office support services agreement with Jackpot which has been extended until March 31, 2023. Under the agreement, the Company is entitled to receive office support services from Jackpot at a monthly rate of $1,000 plus applicable taxes. Either Jackpot or the Company may terminate this agreement by giving each other a three months’ notice in writing.

Jackpot is related to the Company by virtue of the fact that Jackpot has certain directors and officers who are also directors and officers of the Company.

The amounts due to related parties are unsecured, payable on demand which consist of the following:

	September 30, 2022	December 31, 2021
Entities controlled by directors (non-interest-bearing)	$54,409	$34,756
Loan from Related party	48,303	—
	$102,712	$34,756

During the period ending September 30, 2022, a private company owned by a current director of 37 Capital and a current director of 37 Capital have lent the Issuer a total amount of $50,118. As of September 30, 2022, the loans in the amount of $47,618 are outstanding and have accrued interest in the amount of $685.

Included in convertible debentures and accrued interest is $482,089 (December 31, 2021 - $459,589) owing to the Chief Executive Officer and to a director of the Company.

During the nine months ended September 30, the following amounts were charged by related parties.

	2022	2021
Interest charged on amounts due to related parties	$685	$70
Rent charged by entities with common directors	9,000	9,000
Office expenses charged by, and other expenses paid on behalf of the Company by a company with common directors	13,953	9,000
	$23,638	$18,070

On January 6, 2015, the Company closed convertible debentures financing with two directors of the Company for the Principal amount of $250,000. The convertible debentures have a maturity date of twelve months from the date of closing, and bear interest at the rate of 12% per annum payable on a quarterly basis. The Principal amount of $250,000 together with the accrued interest of the convertible debentures became due and payable on January 6, 2016 (the “Due Date”). However, on the Due Date the Company was unable to repay the Principal amount and the accrued interest to the two directors. On October 29, 2021 the Company entered into an Addendum to the Convertible Debentures whereby the maturity date of the principal amount of $250,000 of the convertible debentures together with the accrued interest has been extended indefinitely, until mutual consent of the Company and the Lenders has been reached.

As of the date of this MD&A, Jackpot owns 607,377 commons shares of the Company representing 10.57% of the Company’s issued and outstanding common shares.

Insider Participation

In connection with the non-brokered private placement which was announced on August 8, 2022, an Insider of the Company and his private company, acquired in aggregate 1,200,000 units at $0.04 per unit in the capital of the Company. For further particulars please see Private Placement Financings on page 9 of this MD&A, item (i).

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Risk management overview

The Company's activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk. This note presents information about the Company's exposure to each of the above risks, the Company's objectives, policies and processes for measuring and managing risk, and the Company's management of capital. The Company employs risk management strategies and policies to ensure that any exposure to risk is in compliance with the Company's business objectives and risk tolerance levels. While the Board of Directors has the overall responsibility for the Company's risk management framework, the Company's management has the responsibility to administer and monitor these risks.

(b)  Fair value of financial instruments

The fair values of cash, accounts payable and accrued liabilities, due to related parties, refundable subscription, loan payable and convertible debentures approximate their carrying values due to the short-term maturity of these instruments.

IFRS establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(c) Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The financial instruments that potentially subject the Company to a significant concentration of credit risk consist of cash. The Company mitigates its exposure to credit loss associated with cash by placing its cash with a major financial institution.

(d)  Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due.

At September 30, 2022, the Company had cash of $nil (December 31, 2021 - $1,611) available to apply against short-term business requirements and current liabilities of $795,023 (December 31, 2021 - $697,319). All of the current liabilities, are due within 90 days. Amounts due to related parties are due on demand. As of September 30, 2022, two convertible debentures in the amount of $250,000 together with the accrued interest in the amount of $232,089 are outstanding, the loan payable in the amount of $50,000 plus accrued interest in the amount of $6,712 to an arm’s length party, the loan payable in the amount of $6,500 plus accrued interest in the amount of $219 to another arm’s length party and, two loan payables to non-arm’s length parties in the amount of $47,618 plus accrued interest of $685 are all due. Liquidity risk is assessed as high.

(e)  Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates, will affect the Company's net earnings or the value of financial instruments. As at September 30, 2022, the Company is not exposed to significant interest rate risk, currency risk or other price risk on its financial assets and liabilities due to the short-term maturity of its financial liabilities and fixed interest rate on the outstanding convertible debentures.

Analysis of expenses

For a breakdown of general and administrative expenditures, please refer to the Statements of Comprehensive Loss in the Company’s Condensed Interim Financial Statements for the nine months ended September 30, 2022 and 2021.

Capital Stock

Authorized share capital: Unlimited number of common shares without nominal or par value

Unlimited number of preferred shares without nominal or par value

Outstanding Share Data	No. of Common Shares	No. of Preferred Shares	Exercise Price per Share	Expiry Date
Issued and Outstanding as at November 15, 2022	5,745,947	Nil	N/A	N/A
Warrants as at November 15, 2022	80,000 250,000 750,000 200,000 1,280,000	Nil	$0.50 $0.05 $0.05 $0.05	January 15, 2023 August 31, 2027 October 7, 2027 October 31, 2027
Fully Diluted as at November 15, 2022	7,025,947	Nil

Director Approval

The contents of this MD&A and the sending thereof to the Shareholders of the Company have been approved by the Company’s Board of Directors.

Outlook

Management’s efforts are directed towards pursuing opportunities of merit for the Company, and Management is hopeful that, in due course, the Company shall be able to acquire an opportunity of merit. However, there are no assurances whatsoever that Management’s efforts shall succeed.